October 16, 2020

VIA EDGAR TRANSMISSION AND EMAIL

Joshua Shainess

Tina Chalk

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Apartment Investment & Management Company
Preliminary Solicitation Statement on Schedule 14A
Filed October 9, 2020 by Apartment Investment and Management Company
File No. 001-13232

Dear Mr. Shainess and Ms. Chalk:

On behalf of our client, Apartment Investment and Management Company (the “Company” or “Aimco”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 16, 2020 (the “Comment Letter”) with respect to the above-referenced Preliminary Solicitation Statement on Schedule 14A filed by the Company with the Commission on October 9, 2020 (the “Preliminary Solicitation Statement”).

Mr. Shainess

Ms. Chalk

Securities and Exchange Commission

October 16, 2020

Concurrently with the submission of this letter, the Company is filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, Amendment No. 1 to the Preliminary Solicitation Statement (the “Amendment”) in response to the Staff’s comments and to reflect certain other changes.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Amendment. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment.

Background of the Solicitation, page 1

1.

We acknowledge your disclosure that the spin-off was developed as a result of a review by Aimco’s board and management, working with outside advisors. With a view toward providing stockholders with additional context regarding Aimco’s planned spin-off, please discuss whether any other specific transactions were contemplated by the board and management and expand your description of the background events leading up to the plan to separate Aimco’s businesses.

Response: The Company respectfully advises the Staff that it has expanded the disclosure on page 1 of the Amendment to address the Staff’s comment by discussing additional potential transactions contemplated by the board and management and expanding the description of the background events leading up to the plan to separate Aimco’s businesses.

The Special Meeting Request Procedure

Effect of WHITE Revocation Card, page 5

2.

Refer to your disclosure at the bottom of page 5 that “[a]ny WHITE Revocation Card may itself be revoked by marking, signing, dating and delivering a written revocation of your WHITE Revocation Card to the Company or by delivering to Land & Buildings a subsequently dated GOLD Written Request Card…” Please clarify that a stockholder’s submission to you of a written revocation of the stockholder’s white card will not have the effect of supporting Land & Buildings’ call for a special meeting. Rather, a stockholder who first submits a white revocation card and later wishes to support the call for a special meeting can do so only by submitting a subsequently dated gold card to Land & Buildings.

Mr. Shainess

Ms. Chalk

Securities and Exchange Commission

October 16, 2020

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 7 of the Amendment to address the Staff’s comment by making such clarification.

Form of Revocation of Written Request

3.

Clarify the effect under applicable state law of submitting an executed revocation of written request but one marked “no, do not revoke my request.” If a stockholder has already submitted a gold card to Land & Buildings, disclose whether there is a risk that the execution of a subsequently dated white revocation card could be counted as a revocation regardless of the box selected. Additionally, revise the revocation solicitation statement to explain the anticipated treatment under state law of executed consent revocations when the “no, do not revoke my request” box has been selected. For example, affirmatively state, if true, that an earlier-executed consent given to Land & Buildings will be affirmed.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 6-7 of the Amendment to address the Staff’s comment by explaining (i) the treatment under Maryland law of white revocation cards on which the “no, do not revoke my consent request” box has been marked and (ii) the manner in which a stockholder that has submitted a white revocation card revoking a prior gold card, but changes its mind and wishes to support the Land & Buildings Solicitation, may support the Land & Buildings solicitation.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. If you have any questions regarding this filing, please contact Joseph A. Coco at (212) 735-3050.

Very truly yours,

/s/ Joseph A. Coco

Joseph A. Coco

Skadden, Arps, Slate, Meagher & Flom LLP